UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1 )

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☐           Definitive Proxy Statement

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☐           Soliciting Material Under Rule 14a-12

MORGANS HOTEL GROUP CO.
(Name of Registrant as Specified in Its Charter)

KERRISDALE ADVISERS, LLC KERRISDALE CAPITAL MANAGEMENT, LLC KERRISDALE PARTNERS MASTER FUND LTD SAHM ADRANGI JOHN BRECKER ANDREW BROAD ALAN CARR JORDON GIANCOLI NAVI HEHAR L. SPENCER WELLS
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL ___, 2014

KERRISDALE PARTNERS MASTER FUND LTD

___________________, 2014

Dear Fellow Morgans Stockholder:

Kerrisdale Partners Master Fund Ltd (“Kerrisdale Partners”) and the other participants in this solicitation (collectively, “Kerrisdale” or “we”) are the beneficial owners of an aggregate of 1,102,552 shares of common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co., a Delaware corporation (“Morgans” or the “Company”), representing approximately 3.2% of the outstanding shares of Common Stock.  We have nominated a slate of seven (7) highly qualified director candidates for election at Morgans’ upcoming 2014 Annual Meeting of Stockholders (the “Annual Meeting”), who, if elected, would constitute a majority of the Company’s Board of Directors (the “Board”).  We did so because we believe that a majority of the Board must be reconstituted given the current Board’s apparent failure to represent the best interests of stockholders.  Specifically, given the strategic interest in Morgans over the past year, we believe that the best way for the Company to maximize value for stockholders is to work with a financial advisor to fully explore all strategic alternatives and conduct an auction to sell the Company at the highest price possible.  Unfortunately, the current Board's lack of commitment to an exploration of strategic alternatives, combined with its general lack of communication to the investment community about its long-term intentions for the Company, calls into doubt whether this Board is taking the right steps towards maximizing stockholder value. We seriously question whether the Company has pursued meaningful discussions with strategic buyers who have surfaced over the past year.  We believe this high strategic interest over the past year has created a window of opportunity for the Company to realize maximum value for stockholders through a negotiated transaction.  We have serious concerns, however, regarding the Company's lack of transparency in communicating to stockholders whether the Company is taking the appropriate actions to explore or seize this M&A opportunity.  We believe Morgans’ stockholders deserve to receive a fair price for the Company now and that Morgans’ stockholders should have the ability to determine whether it is in their best interests for the Company to be sold.

In nominating an alternative slate of candidates for the Board, we offer stockholders a way to clearly express their support for Morgans to immediately conduct an open and robust sale process.  The individuals we have nominated are highly-qualified, capable and fully committed to exploring strategic alternatives in a robust and transparent manner.  If our directors are elected and should for any reason a sale process not result in a value-maximizing transaction, then our nominees would intend to continue to operate the Company under the current management team.  We believe the current managers originally appointed by Yucaipa that have operated Morgans over the past several years are the most fit to continue operating the Company in this regard.  To the extent the new Board later determines that special expertise should be brought in to supplement the Board, its members will reconstitute the Board as necessary to accommodate such expertise.

If elected to the Board, we believe our nominees will not only better represent stockholders’ interests than the current Board, but will reopen communications between the Board and Morgans’ stockholders. Our nominees, if elected, are committed to re-initiating conference calls after earnings releases and to making the members of the Board more available for shareholder input and inquiries.

Our interests are fully aligned with the interests of all Morgans’ stockholders.  We believe there is significant value to be realized at Morgans.  However, we are concerned that the Board is not taking the appropriate actions to address the Company’s underperformance and immediately maximize value for the benefit of all stockholders.  We believe that the current Board’s lack of commitment to an exploration of strategic alternatives, combined with its general lack of communication to the investment community about its long-term intentions for the Company, calls into doubt whether the Board is taking the right steps toward maximizing stockholder value.  We strongly believe that the Board must be reconstituted to ensure that the interests of the stockholders, the true owners of Morgans, are appropriately represented in the boardroom, and that the Board takes the necessary steps to help the Company’s stockholders realize maximum value for their investment.

The Board is currently composed of seven (7) directors, each with terms expiring at the Annual Meeting.  According to the Company’s proxy statement, however, the size of the Board has been increased from seven (7) to nine (9) directors.  As a result, the Company has nominated a slate of nine (9) director candidates for election to the Board at the Annual Meeting.

We note that the Company only first disclosed this increase to the size of the Board by two (2) members in its preliminary proxy statement, which was filed with the Securities and Exchange Commission (the “SEC”) just forty (40) days prior to the Annual Meeting and after the record date of April 2, 2014 established for the Annual Meeting had already passed.  We believe this action by the Board represents a manipulation of the Company’s corporate governance mechanics designed to disenfranchise stockholders and frustrate our lawful proxy solicitation. The effect of having announced this Board increase from seven (7) to nine (9) members at this late date and more than three (3) weeks after Kerrisdale had nominated what it believed to be a full slate of seven (7) director candidates and without ample time for Kerrisdale to properly identify two (2) additional candidates, is to ensure that two (2) of the Company’s director nominees are elected to the Board at the Annual Meeting.  Also, perhaps even more disadvantageous to Kerrisdale is that the Company’s unilateral action at this late stage precludes any stockholder wishing to vote for Kerrisdale’s slate of nominees on Kerrisdale’s proxy card from voting for two (2) seats on the Company’s Board, since we cannot permit stockholders to vote for any of the Company’s nominees on our proxy card.  Kerrisdale is further reviewing what it believes to be an improper manipulation of Morgans’ corporate machinery by the current Board and reserves all rights to take whatever actions it believes may be necessary to ensure a fair and democratic election process.

We are seeking your support at the Annual Meeting to elect our seven (7) director nominees, who would constitute a majority of the Board, if elected, and who are committed, if elected, to take whatever actions are necessary to conduct a strategic alternatives review process in a robust and transparent manner.  Kerrisdale believes that any further attempt to increase or decrease the size of the current Board or to classify the Board would constitute an improper manipulation of Morgans’ corporate machinery.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed [COLOR] proxy card today.  The attached Proxy Statement and the enclosed [COLOR] proxy card are first being furnished to the stockholders on or about ____________, 2014.

If you have already voted for the Company’s slate, you have every right to change your vote by signing, dating and returning a later dated proxy or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Alliance Advisors LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

/s/ Sahm Adrangi

Sahm Adrangi
Kerrisdale Partners Master Fund Ltd

If you have any questions, require assistance in voting your [COLOR] proxy card, or need additional copies of Kerrisdale’s proxy materials, please call
Alliance Advisors LLC at the phone numbers listed below.

ALLIANCE ADVISORS LLC
200 Broadacres Drive, 3rd Floor
Bloomfield, NJ 07003

Banks and Brokers Call Collect:  (973) 873-7721
Shareholders Call TOLL-FREE: (855) 835-8321

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL __, 2014

2014 ANNUAL MEETING OF STOCKHOLDERS
OF
MORGANS HOTEL GROUP CO.

_________________________

PROXY STATEMENT
OF
KERRISDALE PARTNERS MASTER FUND LTD
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED [COLOR] PROXY CARD TODAY

Kerrisdale Partners Master Fund Ltd (“Kerrisdale Partners”), Kerrisdale Capital Management Management, LLC (“Kerrisdale Capital Management”), Kerrisdale Advisers, LLC (“Kerrisdale Advisers”) and Sahm Adrangi (collectively, “Kerrisdale” or “we”) are significant stockholders of Morgans Hotel Group Co., a Delaware corporation (“Morgans” or the “Company”), owning approximately 3.2% of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company.  We are seeking to change a majority of the Board of Directors of the Company (the “Board”) because we believe that a majority of the Board must be reconstituted to ensure that the interests of the stockholders, the true owners of Morgans, are appropriately represented in the boardroom.  We are seeking your support at the annual meeting of stockholders scheduled to be held at Hudson, 356 West 58th Street, New York, NY 10019 on Wednesday, May 14, 2014, at 10:00 a.m., Eastern Time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.
To elect Kerrisdale’s seven (7) director nominees, Sahm Adrangi, John Brecker, Andrew Broad, Alan Carr, Jordon Giancoli, Navi Hehar and L. Spencer Wells (each a “Nominee” and, collectively, the “Nominees”), to the Board to serve one-year terms expiring in 2015;

2.	To ratify the appointment of BDO USA, LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2014;

3.	To hold an advisory vote on executive compensation (the “Say-on-Pay Proposal”);

4.	To vote on a stockholder proposal, if presented, regarding the Company’s stockholder rights plan; and

5.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

This Proxy Statement is soliciting proxies to elect only our Nominees.  Accordingly, the enclosed [COLOR] proxy card may only be voted for our Nominees and does not confer voting power with respect to any of the Company’s director nominees.  See “Voting and Proxy Procedures” on page [16] for additional information.  You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company.  Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

As of the date hereof, the members of Kerrisdale collectively own 1,102,552 shares of Common Stock (the “Kerrisdale Group Shares”).  We intend to vote the Kerrisdale Group Shares FOR the election of the Nominees, [FOR/AGAINST] the ratification of the appointment of BDO USA, LLP as the independent registered public accounting firm of the Company for fiscal 2014, [FOR/AGAINST] the approval of the Say-on-Pay Proposal, and [FOR/AGAINST] the approval of the stockholder proposal, if presented, regarding the Company’s stockholder rights plan, as described herein.

The Company has set the close of business on April 2, 2014 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is 475 Tenth Avenue, New York, New York 10018.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were 34,122,932 shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY KERRISDALE AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD OTHER MATTERS, WHICH KERRISDALE IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED [COLOR] PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

KERRISDALE URGES YOU TO SIGN, DATE AND RETURN THE [COLOR] PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED [COLOR] PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our [COLOR] proxy card are available at
[_______________________]

______________________________

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  Kerrisdale urges you to sign, date, and return the enclosed [COLOR] proxy card today to vote FOR the election of the Nominees and in accordance with Kerrisdale’s recommendations on the other proposals on the agenda for the Annual Meeting.

•
If your shares of Common Stock are registered in your own name, please sign and date the enclosed [COLOR] proxy card and return it to Kerrisdale, c/o Alliance Advisors LLC (“Alliance Advisors”), in the enclosed postage-paid envelope today.

•
If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a [COLOR] voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our seven (7) Nominees only on our [COLOR] proxy card.  So please make certain that the latest dated proxy card you return is the [COLOR] proxy card.

If you have any questions, require assistance in voting your [COLOR] proxy card, or need additional copies of Kerrisdale’s proxy materials, please call
Alliance Advisors LLC at the phone numbers listed below.

ALLIANCE ADVISORS LLC
200 Broadacres Drive, 3rd Floor
Bloomfield, NJ 07003

Banks and Brokers Call Collect:  (973) 873-7721
Shareholders Call TOLL-FREE: (855) 835-8321

Background to the Solicitation

The following is a chronology of events leading up to this proxy solicitation:

•
On September 5, 2013, Kerrisdale delivered an open letter to stockholders of Morgans and issued a press release, which were filed on Form DFAN14A with the SEC on September 5, 2013.  In the letter, Kerrisdale stated that it intends to nominate a slate of director nominees to the Board at the Annual Meeting and expressed its belief that the current Board does not adequately represent the interests of the majority of Morgans’ stockholders.  Kerrisdale further expressed its belief that Morgans should initiate an immediate public sale process to sell the Company to one or multiple strategic acquirers, which Kerrisdale believes is supported by an overwhelming consensus view of the Company’s ownership, including Caerus Global Investors as well as significant creditor Yucaipa Companies.

•
On March 12, 2014, Kerrisdale delivered a letter to Morgans nominating Messrs. Adrangi, Brecker, Broad, Carr, Giancoli, Hehar and Wells for election to the Board at the Annual Meeting (the “Nomination Letter”).

•
Also on March 12, 2014, Kerrisdale delivered an open letter to Morgans’ stockholders.  In the letter, Kerrisdale informed stockholders, among other things, of its delivery of the Nomination Letter and expressed its belief that the best way for the Company to maximize value for stockholders is to work with a financial advisor to fully explore all strategic alternatives and conduct an auction to sell the Company at the highest possible bid.

•
On March 19, 2014, Morgans issued a press release, which was filed on Form DEFA 14A with the SEC on March 19, 2014.  In the press release, Morgans’ notified stockholders that it received Kerrisdale’s Nomination Letter.

•	On April 2, 2014, Kerrisdale delivered a letter to the Board refuting certain statements the Company made in its press release issued on March 19, 2014.

•	On April 3, 2014, the Company filed its preliminary proxy statement with the SEC in connection with the Annual Meeting.

•	On April 4, 2014, Kerrisdale filed its preliminary proxy statement with the SEC in connection with the Annual Meeting.

REASONS FOR THE SOLICITATION

WE BELIEVE THAT CHANGE IS NEEDED NOW ON MORGANS’ BOARD

We believe that urgent change is needed on Morgans’ Board. We are soliciting your support to elect our Nominees at the Annual Meeting because we are concerned that the Board, as currently composed, has demonstrated a lack of commitment to take the steps necessary to immediately maximize stockholder value at Morgans when, as we believe, strategic interest in the Company remains high. We believe Morgans’ stockholders deserve to receive a fair price for the Company now and that Morgans’ stockholders should have the ability to determine whether it is in their best interests for the Company to be sold.  Our alternative slate of candidates for the Board offers stockholders a way to clearly express their support for Morgans to immediately conduct an open and robust sale process.  The individuals we have nominated are highly-qualified, capable and fully committed to exploring strategic alternatives in a robust and transparent manner.  If our directors are elected and should for any reason a sale process not result in a value-maximizing transaction, then our Nominees would intend to continue to operate the Company under the current management team.  We believe the current managers originally appointed by Yucaipa that have operated Morgans over the past several years are the most fit to continue operating the Company in this regard.  To the extent our director candidates, if elected, later determine that special expertise should be brought in to supplement the Board, our candidates would be committed to reconstituting the Board as necessary to accommodate such expertise.

We Believe the Best Way to Maximize Value at Morgans is to Immediately Explore All Strategic Alternatives and Conduct an Auction to Sell the Company

Kerrisdale strongly believes that the best way for the Company to maximize value for stockholders is to work with a financial advisor to fully explore all strategic alternatives and conduct an auction to sell the Company at the highest price possible to one or multiple strategic acquirers.  We likewise believe that an overwhelming consensus view of the Company’s ownership supports our belief.   Despite repeated calls for an immediate sale process by Kerrisdale and other Morgans’ shareholders, including Caerus Global Investors as well as significant creditor Yucaipa Companies, the Board has yet to initiate a sale process or detail the reasons why selling the Company would not be in the best interests of stockholders.  We believe this high strategic interest has created a window of opportunity for the Company to realize maximum value for stockholders through a negotiated transaction.  We have serious concerns, however, regarding the Company's lack of transparency in communicating to stockholders whether the Company is taking the appropriate actions to explore or seize this M&A opportunity.

We believe that Morgans has highly attractive assets that should garner substantial interest from both financial and strategic acquirers.  Specifically, we firmly believe that a well-capitalized and proven global hotel operator can effectuate the expansion of the Company’s Mondrian, Delano and Hudson brands more expeditiously and at better economics than the currently undercapitalized Morgans.  We also believe that maintaining Morgans Hotel as a standalone entity is highly undesirable because we doubt that any management team can add sufficient operational value relative to the value leakage incurred by delaying a sale process.

We note that last year, the former Board disclosed that an international hotel company submitted a $7.50 per share bid for the Company’s Common Stock on two separate occasions and that as of June 2013, Morgans had received expressions of interest from eight (8) potential buyers.   We believe that there remains a high level of interest in Morgans, and as part of the sale process, we would expect the Company to immediately engage with all third parties who have previously indicated an interest in acquiring the Company.   Last year’s strategic interest in Morgans offers a glimpse into the desirability of the Company’s assets and the potential value that may be unlocked for stockholders through a sale process.

We strongly believe the current Board’s lack of commitment to an exploration of strategic alternatives, combined with its general lack of communication to the investment community about its long-term intentions for the Company, calls into doubt whether this Board is taking the right steps towards maximizing stockholder value.   The Board’s apparent focus on operational improvements and its commitment of Company resources to battling Morgans’ largest creditor indicates that the Board intends to operate Morgans as a standalone business for far longer than, what we believe, stockholders desire.

In nominating our slate of highly qualified candidates to the Board at the Annual Meeting, we are offering stockholders a way to express their support for Morgans to immediately conduct an open and robust sale process.

We Believe the Company Has Unfairly Manipulated the Election of Directors at the Annual Meeting by Unilaterally Increasing the Size of the Board Just Forty Days Prior to the Annual Meeting and After the Record Date

As first disclosed to stockholders in the Company’s preliminary proxy statement filed on April 3, 2014, the Board has unilaterally increased the size of the Board from seven (7) to nine (9) directors and has nominated a slate of nine (9) director candidates for election to the Board at the Annual Meeting.  We believe this action by the Board represents a manipulation of the Company’s corporate governance mechanics designed to disenfranchise stockholders and frustrate our lawful proxy solicitation.  We believe the effect and purpose of having announced this increase in the size of the Board from seven (7) to nine (9) members at this late date and more than three (3) weeks after Kerrisdale had nominated what it believed to be a full slate of seven (7) director candidates and without ample time for Kerrisdale to properly identify two (2) additional candidates, is to ensure that two (2) of the Company’s director nominees are elected to the Board at the Annual Meeting.  Also, perhaps even more disadvantageous to Kerrisdale is that the Company’s unilateral action at this late stage precludes any stockholder wishing to vote for Kerrisdale’s slate of nominees on Kerrisdale’s proxy card from voting for two (2) seats on the Company’s Board since we cannot permit stockholders to vote for any of the Company’s nominees on our proxy card.  Kerrisdale is further reviewing what it believes to be an improper manipulation of Morgans’ corporate machinery by the current Board and reserves all rights to take whatever actions it believes may be necessary to ensure a fair and democratic election process.

We Question the Board’s Ability to Act in the Best Interests of its Stockholders

In addition to the Board’s apparent disinterest in pursuing a full review of all strategic alternatives to maximize stockholder value, we believe certain actions of the Board have called into question its ability to act as responsible stewards of stockholder capital.  We note, for example, that the current Board has reduced the level of transparency and communications with the Company’s stockholders as evidenced by its cessation of conducting quarterly conference calls following earnings releases, which we believe has effectively eliminated a primary means by which stockholders and analysts can openly communicate with Morgans about its performance.

In addition, we note that the Board has failed to respond to the acquisition bid by Yucaipa Cos. (the Company’s largest stockholder) in November 2013 for $8.00 per share and has failed to provide a detailed response to our public letters as to why it believes exploring strategic alternatives is not in the best interests of Morgans and its stockholders.  We believe that stockholders deserve an open line of communication with management and the Board, and unfortunately, the current Board seems unwilling to engage in constructive dialogue with stockholders.

We further note that in response to stockholder demands, rather than nominate a representative of Yucaipa Cos. to the Board, Morgans’ current leadership elected to pay a higher interest rate on the Company’s convertible securities.   We strongly believe that personal animosities should not be permitted to interfere with the best course of action for the Company’s stockholders.

We likewise believe that strained personal relations between the current Board and the Company’s largest creditor has led to increased corporate expenses related to litigation with Yucaipa Cos., Andrew Sasson, who previously served as a director of the Company, and other parties.  We believe these strained personal relations have led the Board to retire debt bearing a low 2.375% interest rate and replace it with far costlier mortgage debt bearing an interest rate of LIBOR plus 565 basis points.

In contrast with what we believe to be the current Board’s apparent inability to act in the best interests of the Company’s stockholders, our Nominees are committed to exploring strategic alternatives in a robust and transparent manner.  We are confident that our Nominees will provide effective, stockholder-aligned leadership of Morgans and will place the Company on a distraction-free path to maximizing value for all stockholders.

OUR SEVEN NOMINEES HAVE THE EXPERIENCE, QUALIFICATIONS AND COMMITMENT NECESSARY TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO UNLOCK VALUE FOR STOCKHOLDERS

We have identified seven (7) highly qualified, independent directors with valuable and relevant business and financial experience who we believe will bring a fresh perspective into the boardroom and would be extremely helpful in evaluating and executing on all strategic initiatives to unlock value at the Company, including a public sale process.

Sahm Adrangi is the Portfolio Manager of Kerrisdale Capital Management, a private investment manager that focuses on value and special situations investments. Prior to founding Kerrisdale Capital Management, Mr. Adrangi was an investment analyst at Longacre Fund Management, LLC, a distressed debt credit fund. Prior to that, Mr. Adrangi worked in the bankruptcy restructuring group at Chanin Capital Partners and the leveraged finance group of Deutsche Bank Securities.  Mr. Adrangi’s extensive knowledge of the capital markets, his successful track record in finance, and his extensive experience managing investments would make him a valuable asset to the Board.

John Brecker is an investment professional with management experience in a family of hedge funds and expertise in both domestic and international industries. Mr. Brecker is currently a Partner at Drivetrain Advisors, a fiduciary services firm that supports the investment community in legally- and process-intensive investments as a representative, director, or trustee.  Mr. Brecker was formerly the Co-Founder of Longacre Fund Management, LLC, a global credit investment firm that managed $2.7bn of assets for more than 200 investors globally.  Prior to that, Mr. Brecker served as Vice President at Bear, Stearns & Co and a corporate lawyer at both Pryor, Cashman and Angel & Frankel.  Mr. Brecker’s extensive experience managing investments and his corporate law background would make him a valuable asset to the Board.

Andrew Broad is a veteran of the hospitality industry with 15+ years of experience in hotel brokerage, third party hotel management, and brand development. Mr. Broad has been the principal hotel broker for over 150 hotel transactions throughout the United States. He was named one of Real Estate New Jersey’s Broker All-Stars. In the last 18 months, Mr. Broad has been involved personally in the sale of over 50 hotels including hotels in the Mid-Atlantic, Upper Midwest, Northeast, Southeast and Southwest US.  Mr. Broad’s extensive experience in the hospitality industry and involvement in hotel transactions would make him a valuable asset to the Board.

Alan Carr is an investment professional with more than 18 years of experience working from the principal and advisor side on complex, process-intensive financial situations. Mr. Carr is the founder of Drivetrain Advisors, a fiduciary services firm that supports the investment community in legally- and process-intensive investments as a representative, director, or trustee. Prior to forming Drivetrain Advisors, Mr. Carr was a Managing Director at Strategic Value Partners, LLC where he led financial restructurings for companies in North America and Europe, working in both the US and Europe over 9 years.  Prior to joining Strategic Value Partners, Mr. Carr was a corporate attorney at Skadden, Arps, Slate, Meagher & Flom, where he represented clients in various major transactions, including Mirant Corporation, Alamosa PCS, AES Corporation, America West Airlines, Global Crossing, and others.  Prior to that, he was an attorney at Ravin, Sarasohn, Baumgarten, Fisch & Rosen.  Mr. Carr’s legal background and extensive experience managing investments would make him a valuable asset to the Board.

Jordon Giancoli is a Principal at Kerrisdale Capital Management, an investment firm.  Prior to joining Kerrisdale Capital Management, Mr. Giancoli was an Associate at Ondra Partners, a London-based M&A and strategic advisory firm, where he advised on a number of corporate transactions.  Prior to joining Ondra Partners, Mr. Giancoli was an Analyst at the Mergers & Acquisitions group at HSBC Securities. Mr. Giancoli’s financial background and experience managing investments make him a valuable asset to the Board.

Navi Hehar is a Principal at Kerrisdale Capital Management, LLC, an investment firm.  Prior to joining Kerrisdale Capital Management, Mr. Hehar was an Analyst at Royal Capital Management LLC, a New York based investment firm.  Prior to that, Mr. Hehar spent several years working in the Mergers & Acquisitions group at Genuity Capital Markets in Toronto.  Mr. Hehar holds the Chartered Financial Analyst designation. Mr. Hehar’s financial background and experience managing investments would make him a valuable asset to the Board.

L. Spencer Wells is currently a Partner at Drivetrain Advisors, a fiduciary services firm that supports the investment community in legally- and process-intensive investments as a representative, director, or trustee. Mr. Wells was formerly a Partner with TPG Special Situations Partners with joint responsibility for a multi-billion dollar portfolio of distressed credit investments. Prior to that, Mr. Wells was a Partner and Portfolio Manager for Silverpoint Capital and a Director with the Union Bank of Switzerland.  Earlier in his career, Mr. Wells was a Vice President with Deutsche Bank and an Associate with Bankers Trust.  Mr. Wells’ financial background and extensive experience overseeing investments would make him a valuable asset to the Board.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of seven (7) directors, each with terms expiring at the Annual Meeting.  According to the Company’s proxy statement, however, the size of the Board has been increased from seven (7) to nine (9) directors.  As a result, the Company has nominated a slate of nine (9) director candidates for election to the Board at the Annual Meeting.  We are therefore seeking your support at the Annual Meeting to elect our seven (7) Nominees in opposition to the Company’s director nominees for terms ending in 2015.  Your vote to elect our Nominees will have the legal effect of replacing seven (7) of the Company’s directors with our Nominees.  If elected, the Nominees will represent a majority of the members of the Board.

Please note that by submitting a vote on our proxy card for our Nominees, you will not be able to vote for two director positions for which only the Company is soliciting proxies. Nonetheless, all directors will be elected via a plurality vote such that the nine (9) nominees for election to the Board receiving the highest vote totals will be elected as directors of the Company at the Annual Meeting.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below.  This information has been furnished to us by the Nominees.  All of the Nominees are citizens of the United States, except for Messrs. Adrangi and Hehar, who are Canadian citizens.

Sahm Adrangi (age 32) is the Portfolio Manager of Kerrisdale Capital Management, a private investment manager that focuses on value and special situations investments.  Prior to founding Kerrisdale Capital Management in April 2009, Mr. Adrangi was an investment analyst at Longacre Fund Management, LLC, a distressed debt credit fund (“Longacre”), from April 2007 to February 2009.  Prior to Longacre, Mr. Adrangi worked in the bankruptcy restructuring group at Chanin Capital Partners, from December 2005 to March 2007, and the leveraged finance group of Deutsche Bank Securities, from April 2004 to October 2005.  Mr. Adrangi holds a Bachelor of Arts in Economics from Yale University.  Mr. Adrangi’s extensive knowledge of the capital markets, his successful track record in finance, and his extensive experience managing investments would make him a valuable asset to the Board.  Mr. Adrangi’s principal business address is 1212 Avenue of the Americas, 3rd Floor, New York, New York, 10036.

John Brecker (age 50) is an investment professional with management experience in a family of hedge funds and expertise in both domestic and international industries.  Mr. Brecker is currently a Partner at Drivetrain Advisors, a fiduciary services firm that supports the investment community in legally- and process-intensive investments as a representative, director, or trustee.  Mr. Brecker was formerly the Co-Founder of Longacre Fund Management, LLC (“Longacre”), a global credit investment firm that managed $2.7bn of assets for more than 200 investors globally.  Mr. Brecker co-founded Longacre in 1999 and served at the firm through June 2012.  Prior to co-founding Longacre, Mr. Brecker served as Vice President at Bear, Stearns & Co and a corporate lawyer at both Pryor, Cashman and Angel & Frankel.  Mr. Brecker currently serves on the Board of Directors of Catalyst Paper Corporation, a publicly traded manufacturer of diverse specialty printing papers, newsprint and pulp, a position he has held since 2012, where he currently serves on the Audit Committee.  Mr. Brecker has also served on the Board of Directors of Broadview Networks, Inc., an information technology and cloud services provider, since 2012, where he serves on the Compensation Committee.   Mr. Brecker also currently serves on the Board of Directors of Dune Energy, Inc., a publicly traded exploration and development company, a position he has held since March 2013, where he currently serves as a member of the Audit Committee.  Mr. Brecker holds a Juris Doctorate from St. John’s University and a B.A. from American University.  Mr. Brecker’s extensive experience managing investments and his corporate law background would make him a valuable asset to the Board.  Mr. Brecker’s principal business address is c/o Drivetrain Advisors, 630 Third Avenue, 21st floor, New York, New York 10017.

Andrew Broad (age 40) is a veteran of the hospitality industry with 15+ years of experience in hotel brokerage, third party hotel management, and brand development.  Mr. Broad has been the principal hotel broker for over 150 hotel transactions throughout the United States.  In the last 18 months, Mr. Broad has been involved personally in the sale of over 50 hotels including hotels in the Mid-Atlantic, Upper Midwest, Northeast, Southeast and Southwest US.  Mr. Broad currently serves as a Vice President and Partner at Hotel Assets Group, a firm he joined in September 2011.  Prior to joining Hotel Assets Group, Mr. Broad served as Senior Vice President at Alliance Hospitality Management from March 2009 through September 2011.  In 2007, he was named one of Real Estate New Jersey’s Broker All-Stars.  Mr. Broad is a graduate of the Cornell School of Hotel Administration.   Mr. Broad’s extensive experience in the hospitality industry and involvement in hotel transactions would make him a valuable asset to the Board.  Mr. Broad’s principal business address is P.O. Box 644 (49 Route 202), Far Hills, New Jersey 07931.

Alan Carr (age 44) is an investment professional with more than 18 years of experience working from the principal and advisor side on complex, process-intensive financial situations. Mr. Carr is the founder of Drivetrain Advisors, a fiduciary services firm that supports the investment community in legally- and process-intensive investments as a representative, director, or trustee.  Prior to founding Drivetrain Advisors in 2013, Mr. Carr was a Managing Director at Strategic Value Partners, LLC (“Strategic Value Partners”), where he led financial restructurings for companies in North America and Europe, working in both the US and Europe over 9 years.  Mr. Carr joined Strategic Value Partners in 2003, where he served as Managing Director until he founded Drivetrain Advisors in 2013.  Prior to joining Strategic Value Partners, Mr. Carr was a corporate attorney at Skadden, Arps, Slate, Meagher & Flom, where he represented clients in various major transactions, including Mirant Corporation, Alamosa PCS, AES Corporation, America West Airlines, Global Crossing, and others.   Prior to that, he was an attorney at Ravin, Sarasohn, Baumgarten, Fisch & Rosen.  Mr. Carr’s legal background and extensive experience managing investments would make him a valuable asset to the Board. Mr. Carr’s principal business address is 630 Third Avenue, 21st Floor; New York, New York 10017.

Jordon Giancoli (age 29) is a Principal at Kerrisdale Capital Management, an investment firm.  Prior to joining Kerrisdale Capital Management in July 2012, Mr. Giancoli was an Associate at Ondra Partners, a London-based M&A and strategic advisory firm, from May 2009 to July 2012, where he advised on a number of corporate transactions.  From July 2007 to May 2009, Mr. Giancoli was an Analyst at the Mergers & Acquisitions group at HSBC Securities.  Mr. Giancoli graduated from the University of Pennsylvania with a Bachelor of Applied Science in Biomedical Science.  Mr. Giancoli’s financial background and experience managing investments make him a valuable asset to the Board.  Mr. Giancoli’s principal business address is 1212 Avenue of the Americas, 3rd Floor, New York, New York 10036.

Navi Hehar (age 33) is a Principal at Kerrisdale Capital Management, an investment firm.  Prior to joining Kerrisdale Capital Management in June 2012, Mr. Hehar was an Analyst at Royal Capital Management LLC, a New York based investment firm, from September 2011 to May 2012.  From 2009 to 2011, Mr. Hehar attended the Wharton School where he received his Masters of Business Administration.  Prior to receiving his MBA, Mr. Hehar spent several years working in the Mergers & Acquisitions group at Genuity Capital Markets in Toronto.  Mr. Hehar graduated from York University with a Bachelor of Business Administration and the Wharton School with a Master of Business Administration.  Mr. Hehar holds the Chartered Financial Analyst designation. Mr. Hehar’s financial background and experience managing investments would make him a valuable asset to the Board.  Mr. Hehar’s principal business address is 1212 Avenue of the Americas, 3rd Floor, New York, New York, 10036.

L. Spencer Wells (age 43) is currently a Partner at Drivetrain Advisors, a fiduciary services firm.  Drivetrain Advisors supports the investment community in legally- and process-intensive investments as a representative, director, or trustee.  From September 2010 to January 2012, Mr. Wells served as a Partner with TPG Special Situations Partners (“TSSP”) with joint responsibility for a multi-billion dollar portfolio of distressed credit investments.  Prior to joining TSSP, Mr. Wells was a Partner and Portfolio Manager for Silverpoint Capital, from September 2002 to July 2009, and a Director with the Union Bank of Switzerland, from 2001 to 2002.  Earlier in his career, Mr. Wells was a Vice President with Deutsche Bank and an Associate with Bankers Trust. Mr. Wells attended Columbia Business School where he received his Masters of Business Administration and Wesleyan University where he received a Bachelor of Arts.  Mr. Wells’ financial background and extensive experience overseeing investments would make him a valuable asset to the Board. Mr. Wells’ principal business address is 2935 Pacific Ave., San Francisco, California 94115.

As of the date hereof, Mr. Adrangi does not directly own any securities of the Company.  Mr. Adrangi, as the Managing Member of Kerrisdale Advisers, may be deemed the beneficial owner of the 1,102,552 shares of Common Stock beneficially owned in the aggregate by members of Kerrisdale.  None of Messrs. Brecker, Broad, Carr, Wells, Giancoli or Hehar own any securities of the Company.

For information regarding purchases and sales during the past two years by the members of the Group (as defined below) of securities of the Company that may be deemed to be beneficially owned by the Nominees, see Schedule I.

Kerrisdale Partners and certain of its affiliates have signed letter agreements, pursuant to which they agree to indemnify each of Messrs. Brecker, Carr and Wells against claims arising from the solicitation of proxies from the Company stockholders in connection with the Annual Meeting and any related transactions.

Kerrisdale Partners and Kerrisdale Capital Management have signed compensation letter agreements (the “Compensation Agreements”) with each of Messrs. Brecker, Carr and Wells, pursuant to which Kerrisdale Capital Management agreed to pay each of Messrs. Brecker, Carr and Wells $50,000 in cash upon the execution of their respective Compensation Agreements in connection with their nomination by Kerrisdale Partners to the Board at the Annual Meeting.

Other than as stated herein, and except for compensation received by Mr. Adrangi as an employee of Kerrisdale, there are no arrangements or understandings between members of Kerrisdale and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

Each Nominee presently is, and if elected as a director of the Company would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

If Kerrisdale is successful in electing at least five (5) of the Nominees at the Annual Meeting, then a change in control of the Board may be deemed to have occurred.  Based on its review of the Company’s material contracts and agreements, Kerrisdale believes that such a change in control pursuant to the election of at least five (5) of the Nominees may trigger certain change in control provisions or payments.  As more fully described in the Company’s proxy statement, a change in control pursuant to the Company’s employment agreements with certain of its executive officers may trigger certain payments, benefits and acceleration rights as a result of such change in control.  In addition, the indenture agreement governing the Company’s convertible notes provides that upon the occurrence of a change in control, which likewise may be deemed to have occurred upon the election of at least five (5) of the Nominees, in certain circumstances, the holders of the convertible notes have the right to require the Company to purchase their convertible notes at a price and during the period specified in the indenture agreement.  Kerrisdale intends to seek waivers from the Company with respect to these material agreements to avoid triggering any such potential change in control provisions or payments.

WE URGE YOU TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED [COLOR] PROXY CARD.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has appointed BDO USA, LLP as the Company’s independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending December 31, 2014.  The Company is submitting the appointment of BDO USA, LLP for ratification by the stockholders at the Annual Meeting.

 [WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF BDO USA, LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR ITS FISCAL YEAR ENDING DECEMBER 31, 2014 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.]

PROPOSAL NO. 3

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to indicate their support for the compensation of the Company’s named executive officers.  This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement.  Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the stockholders hereby approve the compensation of the Company’s named executive officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables and the related narrative executive compensation disclosure contained in this proxy statement.”

According to the Company’s proxy statement, the stockholder vote on the Say-on-Pay Proposal is an advisory vote only, and it is not binding on the Company, the Board, or the Compensation Committee of the Board.

[WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS SAY-ON-PAY PROPOSAL AND INTEND TO VOTE OUR SHARES ON THIS PROPOSAL ACCORDING TO THE RECOMMENDATION OF INSTITUTIONAL SHAREHOLDER SERVICES (ISS).]

PROPOSAL NO. 4

STOCKHOLDER PROPOSAL REGARDING THE COMPANY’S STOCKHOLDER RIGHTS PLAN

As discussed in further detail in the Company’s proxy statement, UNITE HERE, the owner of 1,000 shares of the Company’s common stock as of January 17, 2014, has submitted a non-binding proposal regarding the Company’s stockholder rights (the “Rights Plan Stockholder Proposal”) to the Company.  Accordingly, if presented, UNITE HERE, is asking stockholders to vote for the following resolution:

 “RESOLVED, that the following be added to the Corporation’s Bylaws:

Shareholder Rights Plans

A.
The Corporation shall not maintain a shareholder rights plan, rights agreement or any other form of “poison pill” making it more difficult or expensive to acquire large holdings of the Corporation’s stock, unless it is first approved by a majority shareholder vote.

B.	A majority of shares voted shall suffice to approve such a plan.

C.	The Corporation shall redeem any such rights now in effect (e.g. the Shareholder Protection Rights Agreement).

D.	Notwithstanding any other bylaw, the Board may not amend the above without shareholder ratification.

E.	Each of the above provisions is severable.

IT IS FURTHER RESOLVED that if any law bars shareholders from making the above amendments, then this resolution shall be deemed a recommendation to the Board.”

This proposal is non-binding on the Company.  According to the Company’s proxy statement, the Rights Plan Stockholder Proposal represents a recommendation to the Board to take action, the affirmative vote of holders of a majority of the shares of common stock of the Company present in person or represented by proxy at the Annual Meeting and entitled to vote on the Rights Plan Stockholder Proposal is required for its adoption.  As discussed in more detail in the Company’s proxy statement, if the Rights Plan Stockholder Proposal were a proper subject for a stockholder-approved bylaw amendment under Delaware law, the affirmative vote of holders of not less than 66-2/3% of the outstanding shares of common stock of the Company would be necessary for approval of the Rights Plan Stockholder Proposal, as required by Article FIFTH of the Company’s certificate of incorporation.

 [WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS RIGHTS PLAN STOCKHOLDER PROPOSAL AND INTEND TO VOTE OUR SHARES ON THIS PROPOSAL ACCORDING TO THE RECOMMENDATION OF INSTITUTIONAL SHAREHOLDER SERVICES (ISS).]

VOTING AND PROXY PROCEDURES

Stockholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting.  Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, Kerrisdale believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed [COLOR] proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, [FOR/AGAINST] the ratification of the appointment of BDO USA, LLP as the independent registered public accounting firm of the Company for the 2014 fiscal year,  [FOR/AGAINST] the approval of the Say-on-Pay Proposal, and [FOR/AGAINST] the approval of the Rights Plan Stockholder Proposal.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate nine (9) candidates for election at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect only our Nominees. Accordingly, the enclosed [COLOR] proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. You can only vote for the Company’s nominees by signing and returning a proxy card provided by the Company.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  The participants in this solicitation intend to vote all of the Kerrisdale Group Shares in favor of the Nominees.  There is no assurance that any of the Company’s nominees will serve as a director if all or some of our Nominees are elected.

Stockholders should also understand that all shares of Common Stock represented by the enclosed [COLOR] proxy card will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted in accordance with Kerrisdale’s recommendations specified herein and in accordance with the discretion of the persons named on the [COLOR] proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  For the Annual Meeting, the presence, in person or by proxy, of the holders of at least a majority of the 34,122,932 shares of Common Stock outstanding as of the Record Date, will be considered a quorum allowing votes to be taken and counted for the matters before the stockholders.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum.  However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”).  Under rules of The NASDAQ Stock Market, your broker will not have discretionary authority to vote your shares at the Annual Meeting on the proposals relating to the election of directors or the Say-on-Pay Proposal, but will have discretionary authority to vote your shares on the proposal regarding the ratification of the Company’s independent registered public accounting firm.

If you are a stockholder of record, you must deliver your vote by mail, attend the Annual Meeting in person and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum.  Brokers do not have discretionary authority to vote on the proposals relating to the election of directors and the Say-on-Pay Proposal, but will have discretionary authority to vote your shares on the proposal regarding the ratification of the Company’s independent auditor.  Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on those proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The Company has adopted a plurality vote standard for non-contested and contested director elections.  As a result of our nomination of the Nominees, the director election at the Annual Meeting will be contested, so the nine (9) nominees for election to the Board receiving the highest vote totals will be elected as directors of the Company.  With respect to the election of directors, only votes cast “FOR” a nominee will be counted.  Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees.  Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Other Proposals ─ Stockholders may vote “FOR” or “AGAINST” or may “ABSTAIN” from voting on each of the other proposals.  Broker non-votes and abstentions will be counted for the purpose of determining whether a quorum is present, but broker non-votes will not be included for purposes of determining whether stockholder approval of a matter has been obtained. Because abstentions with respect to any matter are treated as shares present in person or represented by proxy and entitled to vote for the purposes of determining whether that matter has been approved by stockholders, abstentions will have the same effect as negative votes for Proposals 2, 3 and 4.  Under applicable Delaware law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting.  If you sign and submit your [COLOR] proxy card without specifying how you would like your shares voted, your shares will be voted [“FOR”/“AGAINST”] Proposal 2, [“FOR”/“AGAINST”] Proposal 3 and [“FOR”/“AGAINST”] Proposal 4 in accordance with the discretion of the persons named on the [COLOR] proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Kerrisdale in care of Alliance Advisors at the address set forth on the back cover of this Proxy Statement or to the Company at 475 Tenth Avenue, New York, New York 10018 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Kerrisdale in care of Alliance Advisors at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock.  Additionally, Alliance Advisors may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED [COLOR] PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Kerrisdale.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Members of Kerrisdale have entered into an agreement with Alliance Advisors for solicitation and advisory services in connection with this solicitation, for which Alliance Advisors will receive a fee not to exceed $_________, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Alliance Advisors will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Kerrisdale has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  Kerrisdale will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Alliance Advisors will employ approximately ____ persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Kerrisdale.  Costs of this solicitation of proxies are currently estimated to be approximately $___________.  Kerrisdale estimates that through the date hereof its expenses in connection with this solicitation, including attorneys’ fees, are approximately $___________.  Kerrisdale intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation.  Kerrisdale does not intend to submit the question of such reimbursement to a vote of security holders of the Company .

ADDITIONAL PARTICIPANT INFORMATION

The Nominees and the members of Kerrisdale are participants in this solicitation.  The principal business of Kerrisdale Capital Management, a New York limited liability company, is serving as a private investment management firm that focuses on long-term value investments and event-driven special situations.  The principal business of Kerrisdale Partners, a Cayman Islands exempted company, is serving as a private investment fund.  The principal business of Kerrisdale Advisers, a New York limited liability company, is serving as the investment adviser to Kerrisdale Partners and certain managed accounts (the “Kerrisdale Accounts”).  The principal occupation of Mr. Adrangi is serving as Chief Investment Officer of Kerrisdale Capital Management and Managing Member of Kerrisdale Advisers.

The address of the principal office of each of Kerrisdale Capital Management, Kerrisdale Advisers and Mr. Adrangi is 1212 Avenue of the Americas, 3rd Floor, NY, NY 10036. The principal office of Kerrisdale Partners is c/o Intertrust Corporate Services (cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

As of the date hereof, Kerrisdale Partners directly owns 954,576 shares of Common Stock.  As of the date hereof, Kerrisdale Advisers beneficially owns 1,102,552 shares of Common Stock, consisting of 954,576 shares of Common Stock owned directly by Kerrisdale Partners and 147,976 shares of Common Stock held in the Kerrisdale Accounts.  Mr. Adrangi, as the Managing Member of Kerrisdale Advisers, may be deemed to beneficially own the 1,102,552 shares of Common Stock beneficially owned by Kerrisdale Advisers.

For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

The shares of Common Stock purchased by Kerrisdale Partners and through the Kerrisdale Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Kerrisdale is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which Kerrisdale is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed [COLOR] proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the 2015 Annual Meeting of Stockholders (the “2015 Annual Meeting”) must, in order to be included in the Company’s proxy statement and the form of proxy for the 2015 Annual Meeting, be received by the Company’s Corporate Secretary at Morgans Hotel Group Co., 475 Tenth Avenue, New York, New York 10018 on or before ______________, 2015.

Under the Bylaws, any stockholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2015 Annual Meeting, must give written notice of that proposal to the Company’s Secretary not less than 60 days nor more than 90 days prior to the date of the 2015 Annual Meeting.  If the date of the 2015 Annual Meeting is first publicly announced or disclosed (in a public filing or otherwise) less than 70 days prior to the date of such meeting, notice must be given not more than ten days after the date of the 2015 Annual Meeting is first announced or disclosed.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2015 Annual Meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this proxy statement should not be construed as an admission by Kerrisdale that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Kerrisdale Partners Master Fund Ltd

_________________, 2014

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

KERRISDALE PARTNERS MASTER FUND LTD

427	09/06/2012
2,947	09/06/2012
329	09/28/2012
2,331	09/28/2012
881	10/04/2012
6,716	10/04/2012
2,239	10/05/2012
17,183	10/05/2012
985	10/08/2012
7,828	10/08/2012
689	10/09/2012
5,454	10/09/2012
1,830	10/11/2012
14,435	10/11/2012
478	10/15/2012
3,593	10/15/2012
83	10/16/2012
642	10/16/2012
10	10/17/2012
71	10/17/2012
1,783	10/19/2012
13,949	10/19/2012
315	10/22/2012
2,430	10/22/2012
680	10/23/2012
5,307	10/23/2012
454	11/01/2012
3,609	11/01/2012
1,358	11/13/2012
10,696	11/13/2012
506	11/14/2012
4,139	11/14/2012
5,928	12/28/2012

47,655	12/28/2012
2,250	12/28/2012
18,090	12/28/2012
1,036	12/31/2012
8,244	12/31/2012
(70)	01/03/2013
(668)	01/03/2013
(398)	01/04/2013
(3,769)	01/04/2013
750	01/25/2013
7,547	01/25/2013
1,517	01/30/2013
15,195	01/30/2013
27,490	01/31/2013
23,809	02/28/2013
122	03/18/2013
1,468	03/18/2013
629	04/15/2013
8,795	04/15/2013
94	04/16/2013
2,308	04/16/2013
118	04/29/2013
2,083	05/08/2013
28,748	05/08/2013
82	05/09/2013
3,123	05/09/2013
25,277	05/17/2013
1,667	05/17/2013
19,070	05/20/2013
1,259	05/20/2013
772	05/22/2013
11,723	05/22/2013
23,267	05/28/2013
1,534	05/28/2013
5,100	05/31/2013
75,000	05/31/2013
15,472	06/03/2013
10,000	06/03/2013
17,625	06/04/2013
11,492	06/05/2013
141,850	06/06/2013
75,000	06/07/2013

62,500	06/10/2013
200,000	06/10/2013
800	06/11/2013
86,325	06/11/2013
35,000	06/11/2013
5,900	06/12/2013
44,000	06/12/2013
55,000	06/13/2013
11,228	06/14/2013
10,000	06/14/2013
10,209	06/19/2013
(30,000)	06/24/2013
(20,000)	06/25/2013
(12,700)	06/26/2013
(31,000)	06/27/2013
(11,000)	06/28/2013
(22,250)	07/01/2013
1,944	07/11/2013
23,222	07/12/2013
11,000	07/15/2013
11,800	07/17/2013
4,511	07/17/2013
6,007	07/18/2013
13,000	07/19/2013
11,600	07/22/2013
30,333	09/20/2013
(14,666)	09/30/2013
(28,335)	09/30/2013
15,827	10/09/2013
(13,661)	10/25/2013
(13,402)	10/30/2013
(25,000)	11/01/2013
(25,812)	11/04/2013
(60,637)	11/07/2013
(7,781)	01/22/2014
(1,835)	01/22/2014
(25,000)	01/22/2014
(36,912)	01/22/2014
(25,000)	01/22/2014
(18,000)	01/22/2014
(25,300)	01/22/2014

KERRISDALE ADVISERS, LLC
(Through the Kerrisdale Accounts)

843	09/06/2012
672	09/28/2012
1,788	10/04/2012
4,578	10/05/2012
2,037	10/08/2012
1,407	10/09/2012
3,735	10/11/2012
929	10/15/2012
175	10/16/2012
19	10/17/2012
3,768	10/19/2012
655	10/22/2012
1,433	10/23/2012
937	11/01/2012
2,818	11/13/2012
1,055	11/14/2012
12,276	12/28/2012
4,660	12/28/2012
2,126	12/31/2012
(147)	01/03/2013
(833)	01/04/2013
1,703	01/25/2013
3,288	01/30/2013
1,691	02/01/2013
1,568	02/04/2013
4,067	03/06/2013
43	03/18/2013
267	03/18/2013
226	04/15/2013
1,945	04/15/2013
33	04/16/2013
290	04/16/2013
811	05/08/2013
6,962	05/08/2013
33	05/09/2013
285	05/09/2013
673	05/17/2013
5,783	05/17/2013
509	05/20/2013
4,371	05/20/2013

312	05/22/2013
2,684	05/22/2013
635	05/28/2013
5,623	05/28/2013
2,105	05/31/2013
17,795	05/31/2013
2,483	06/03/2013
6,418	06/03/2013
5,903	09/20/2013
992	09/20/2013
2,564	09/20/2013
8,337	10/07/2013
10,000	10/08/2013
26,362	10/08/2013
2,060	10/09/2013
3,027	10/09/2013
509	10/09/2013
1,373	10/09/2013
(7,032)	01/28/2014
(27,819)	01/30/2014
4,166	03/17/2014

SCHEDULE II

The following table is reprinted from the preliminary proxy statement filed by Morgans Hotel Group Co. with the Securities and Exchange Commission on April 3, 2014.

VOTING SECURITIES OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 2, 2014, certain information regarding the beneficial ownership information of our common stock by:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each named executive officer;

•	each of our directors or director nominees; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes for each executive officer and director options that are currently exercisable or exercisable within 60 days of April 2, 2014 and RSUs and LTIP Units that have vested or will vest within such 60 days. Each director, officer or 5% or more stockholder, as the case may be, furnished us with information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply. We have based our calculations of the percentage of beneficial ownership on 34,122,932 shares of common stock outstanding as of April 2, 2014.

Unless otherwise noted below, the address of the persons and entities listed on the table is c/o Morgans Hotel Group Co., 475 Tenth Avenue, New York, NY 10018.

Beneficial Owner	Shares of Common Stock Beneficially Owned	% of Shares of Common Stock Beneficially Owned
5% Stockholders:
Yucaipa American Alliance Fund II, L.P.(1)
Yucaipa American Alliance (Parallel) Fund II, L.P.
Yucaipa American Alliance Fund II, LLC
Yucaipa American Funds, LLC
Yucaipa American Management, LLC
Ronald W. Burkle	12,522,367	27.2%
OTK Associates, LLC(2)
Robert S. Taubman
Michael E. Olshan	4,500,000	13.2%
David T. Hamamoto(3)	2,549,941	7.5%
Brian Taylor (4)
Pine River Capital Management L.P.	2,141,019	6.3%
Accommodations Acquisition Corporation(5)
Vector Group Ltd.	1,712,447	5.0%

Directors, Director Nominees and Named Executive Officers:
Jason T. Kalisman	—	—%
John J. Dougherty	—	—%
Mahmood Khimji	—	—%
Jonathan Langer	—	—%
Andrea L. Olshan	—	—%
Michael E. Olshan(6)	—	—%
Parag Vora	—	—%
Martin Edelman	—	—%
Michelle S. Russo	—	—%
Derex Walker	—	—%
Richard T. Szymanski(7)	419,011	1.2%
Michael J. Gross(8)	507,768	1.5%
Daniel R. Flannery(9)	412,450	1.2%
Yoav Gery(10)	398,634	1.2%
Executive Officers and Directors as a group (9 persons)	436,056	1.2%
______________
* Less than 1%.

(1)
Based upon the information provided in the Schedule 13D/A filed on March 7, 2014 by Ronald W. Burkle, Yucaipa American Management, LLC, Yucaipa American Funds, LLC, Yucaipa American Alliance Fund II, LLC, Yucaipa American Alliance Fund II, L.P. and Yucaipa American Alliance (Parallel) Fund II, L.P. Mr. Burkle is the managing member of Yucaipa American Management, LLC, which is the managing member of Yucaipa American Funds, LLC, which is the managing member of Yucaipa American Alliance Fund II, LLC, which, in turn, is the general partner of each of Yucaipa American Alliance Fund II, L.P. and Yucaipa American Alliance (Parallel) Fund II, L.P. The beneficial ownership of common stock of the Company is through the ownership of 22,367 shares of vested restricted stock units by Mr. Burkle, and warrants to purchase an aggregate of up to 12,500,000 shares of the Company’s common stock. Exercise of the warrants is subject to mandatory cashless exercise, which reduces the shares of the Company’s common stock received upon exercise, and the number of shares received will be determined by the fair market value of the Company’s common stock at the time of such exercise. The percent of class of the Company’s common stock beneficially owned does not reflect any reduction for the effect of the mandatory cashless exercise as the amount of such reduction is not determinable until the time of exercise. Mr. Burkle, Yucaipa American Management, LLC, Yucaipa American Funds, LLC and Yucaipa American Alliance Fund II, LLC have shared voting and dispositive power over 12,500,000 shares beneficially owned, Yucaipa American Alliance Fund II, L.P. has sole voting and dispositive power over 7,535,580 shares beneficially owned and Yucaipa American Alliance (Parallel) Fund II, L.P. has sole voting and dispositive power over 4,964,420 shares beneficially owned. Mr. Burkle is the direct beneficial owner of 22,367 shares of common stock in the Company. The business address of each member of the group is c/o The Yucaipa Companies LLC, 9130 W. Sunset Boulevard, Los Angeles, California 90069.

(2)
Based upon the information provided in the Schedule 13D/A filed on March 18, 2013 by OTK, Robert S. Taubman and Michael E. Olshan. OTK beneficially owns 4,500,000 shares of the Company’s common stock and has sole voting and dispositive power with respect to 4,500,000 shares of such common stock. OTK is managed by Robert S. Taubman and Michael E. Olshan, with actions taken and made by, or with the written consent of, both of them. As a result, the managers of OTK may be deemed to share voting and dispositive power over the Company’s common shares beneficially owned by OTK. Each of the managers and OTK expressly disclaims status as a “group” for purposes of this Schedule 13D. The business address of OTK is 200 E. Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304.

(3)
Based upon the information provided in the Schedule 13D/A filed on October 9, 2013 by David Hamamoto, Mr. Hamamoto beneficially owns 2,583,438 shares of the Company’s common stock. Mr. Hamamoto has sole voting power with respect to 2,065,384 shares of Company’s common stock, sole dispositive power with respect to 2,549,941 shares of the Company’s common stock and shared dispositive power with respect to 33,497 shares of the Company’s common stock. The 2,549,941 shares of common stock for which Mr. Hamamoto has sole dispositive power include 2,065,384 shares of common stock, over which Mr. Hamamoto has sole dispositive power and sole voting power, and 484,557 shares of common stock, over which Mr. Hamamoto only has sole dispositive power but no voting power, which represent Mr. Hamamoto’s beneficial ownership of 484,557 vested LTIP Units convertible into common stock. The 33,497 non-voting units over which Mr. Hamamoto is deemed to have shared dispositive power, represent Mr. Hamamoto’s portion (through DTH Holdings LLC) of the 11,842 non-voting units held by MHG OP Holdings LLC, an indirect subsidiary of NorthStar Partnership, L.P. (“NorthStar LP”), and 63,604 non-voting units held by Residual Hotel Interest LLC, an indirect subsidiary of NorthStar LP. Mr. Hamamoto disclaims beneficial ownership of the shares of common stock that may be issued in redemption of the nonvoting units. Of the 2,065,384 shares of common stock over which Mr. Hamamoto has sole voting power and sole dispositive power, 1,737,177 shares of common stock are beneficially owned by Mr. Hamamoto through DTH Holdings LLC, David T. Hamamoto GRAT I — 2012, David T. Hamamoto GRAT II – 2013, Hilo II and Kona II. DTH Holdings LLC directly beneficially owns 336,342 shares of common stock, David T. Hamamoto GRAT I — 2012 directly beneficially owns 357,324 shares of common stock (the “2012 GRAT Shares”), David T. Hamamoto GRAT II – 2013 directly beneficially owns 500,000 shares of common stock (the 2013 GRAT Shares”), Hilo II owns 85,907 shares of common stock (the “Hilo II Shares”), and Kona II owns 457,604 shares of common stock (the “Kona II Shares”). Mr. Hamamoto is deemed to beneficially own the foregoing shares of common stock as the sole manager or trustee of each such entity. The 2012 GRAT Shares were transferred from DTH Holdings LLC and Mr. Hamamoto individually. The Hilo II Shares were indirectly transferred from Hilo I and the Kona II Shares were indirectly transferred from Kona I. In addition, of the 2,065,384 shares of Common Stock over which Mr. Hamamoto has sole voting power and sole dispositive power, 328,207 shares of common stock are directly beneficially owned by Mr. Hamamoto and were purchased in open market transactions or received as equity grants from the Company. Mr. Hamamoto’s business address is c/o NorthStar Realty Finance Corp., 399 Park Avenue, 18th Floor, New York, NY, 10022.

(4)
Based upon the information provided in the Schedule 13G filed on February 3, 2014 by Brian Taylor and Pine River Capital Management L.P. (“Pine River”). Mr. Taylor and Pine River beneficially own 2,141,019 shares of the Company’s common stock and each have shared voting and dispositive power with respect to 2,141,019 shares of such common stock. Mr. Taylor is the founder and Chief Executive Officer of Pine River, responsible for the management and oversight of Pine River’s funds, so he may be deemed to have shared voting and dispositive power with respect to the 2,141,019 shares of common stock. Each of Mr. Taylor and Pine River disclaims beneficial ownership of the securities reported, except to the extent of their indirect pecuniary interests therein. The business address of Pine River is 601 Carlson Parkway, Suite 330, Minnetonka, Minnesota 55305.

(5)
Based upon the information provided in the Schedule 13D filed on August 12, 2011 by Accommodations Acquisition Corporation, a wholly-owned subsidiary of Vector Group Ltd. and Vector. Vector is a public company, with its common stock traded on the New York Stock Exchange, which is a holding company for a number of businesses. Accommodations Acquisition Corporation, Vector Group Ltd, and Vector are deemed to be a group beneficially owning 1,712,447 shares of the Company’s common stock and has shared voting and dispositive power with respect to 1,712,447 shares of such common stock. The business address of Accommodations Acquisition Corporation, Vector Group Ltd and Vector is 100 S.E. Second Street, 32nd Floor, Miami, FL 33131.

(6)
Does not include shares owned by OTK. OTK is the beneficial owner of 4,500,000 shares of the Company’s common stock. See footnote (2) above. By virtue of the relationships described in footnote (2) above, Mr. Olshan may be deemed to share voting and dispositive power over the shares beneficially owned by OTK. Mr. Olshan disclaims beneficial ownership of the securities reported to be owned by OTK, except to the extent of his indirect pecuniary interest therein.

(7)	Includes 113,894 options to purchase shares of common stock and 172,493 LTIP Units convertible into shares of common stock.

(8)
Beneficial ownership information as of August 30, 2013, Mr. Gross’ separation date, and includes 300,000 options to purchase shares of common stock and 125,000 LTIP Units convertible into shares of common stock and 82,768 RSUs. The above beneficial ownership does not include Mr. Gross’ 25,000 RSUs scheduled to vest on August 30, 2015 and his participation in the Outperformance Award Program, as discussed further above in “Compensation of Directors and Executive Officers.” Michael Gross served as Chief Executive Officer and Director of the Company until August 30, 2013.

(9)
Beneficial ownership information as of March 10, 2014, Mr. Flannery’s termination date, and includes 200,000 options to purchase shares of common stock. The above beneficial ownership does not include Mr. Flannery’s participation in the Outperformance Award Program, as discussed further above in “Compensation of Directors and Executive Officers.” Mr. Flannery served as Executive Vice President and Chief Operating Officer of the Company until March 10, 2014. The table does not include the vesting of all unvested equity awards effective March 10, 2014, pursuant to Mr. Flannery’s employment agreement.

(10)
Beneficial ownership information as of March 10, 2014, Mr. Gery’s termination date, and includes 200,000 options to purchase shares of common stock. The above beneficial ownership does not include Mr. Gery’s participation in the Outperformance Award Program, as discussed further above in “Compensation of Directors and Executive Officers.” Mr. Gery served as Executive Vice President and Chief Development Officer of the Company until March 10, 2014. The table includes the vesting of all unvested equity awards effective March 10, 2014, pursuant to Mr. Gery’s employment agreement.

IMPORTANT

Tell the Board what you think!  Your vote is important.  No matter how many shares of Common Stock you own, please give Kerrisdale your proxy FOR the election of the Nominees and in accordance with Kerrisdale’s recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

●           SIGNING the enclosed [COLOR] proxy card;

●           DATING the enclosed [COLOR] proxy card; and

●	MAILING the enclosed [COLOR] proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed [COLOR] voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Alliance Advisors at the address set forth below.

If you have any questions, require assistance in voting your [COLOR] proxy card, or need additional copies of Kerrisdale’s proxy materials, please call
Alliance Advisors LLC at the phone numbers listed below.

ALLIANCE ADVISORS LLC
200 Broadacres Drive, 3rd Floor
Bloomfield, NJ 07003

Banks and Brokers Call Collect:  (973) 873-7721
Shareholders Call TOLL-FREE: (855) 835-8321

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL __, 2014

MORGANS HOTEL GROUP CO.

2014 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF KERRISDALE PARTNERS MASTER FUND LTD

THE BOARD OF DIRECTORS OF MORGANS HOTEL GROUP CO.
IS NOT SOLICITING THIS PROXY

P            R            O            X            Y

The undersigned appoints [Sahm Adrangi] attorney and agent with full power of substitution to vote all shares of common stock of Morgans Hotel Group Co. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2014 Annual Meeting of Stockholders of the Company scheduled to be held at Hudson, 356 West 58th Street, New York, NY 10019 on Wednesday, May 14, 2014, at 10:00 a.m., Eastern Time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorney and proxy or his substitute may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorney and proxy or his substitute with respect to any other matters as may properly come before the Annual Meeting that are unknown to Kerrisdale Partners Master Fund Ltd (“Kerrisdale”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, [“FOR”/“AGAINST”]  PROPOSAL 2,  [“FOR”/“AGAINST”]  PROPOSAL 3, AND [“FOR”/“AGAINST”]  PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with Kerrisdale’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

KERRISDALE STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1.  [KERRISDALE MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2, 3 AND 4].

1.	Kerrisdale’s proposal to elect Sahm Adrangi, John Brecker, Andrew Broad, Alan Carr, Jordon Giancoli, Navi Hehar and L. Spencer Wells as directors of the Company.

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Sahm Adrangi John Brecker Andrew Broad Alan Carr Jordon Giancoli Navi Hehar L. Spencer Wells	[ ]	[ ]	[ ] ________________ ________________

Kerrisdale intends to use this proxy to vote “FOR ALL NOMINEES”, which includes Messrs. Brecker, Broad, Carr, Giancoli, Hehar and Wells.  There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominees are elected.

Note: If you do not wish for your shares of Common Stock to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEES EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below.  Your shares of Common Stock will be voted for the remaining nominee(s).  You may also withhold authority to vote for one or more additional candidates who have been nominated by the Company by writing the name(s) of the nominee(s) below.

_______________________________________

2.	Company’s proposal to ratify the appointment of BDO USA, LLP as the independent registered public accounting firm for the Company the fiscal year ending December 31, 2014.

☐ FOR	☐ AGAINST	☐ABSTAIN

3.	Company’s proposal to approve, by advisory vote, the compensation of the Company’s named executive officers.

☐ FOR	☐ AGAINST	☐ABSTAIN

4.	A stockholder proposal, if presented, regarding the Company’s stockholder rights plan.

☐ FOR	☐ AGAINST	☐ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.